UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 7, 2021

MSG NETWORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-34434	27-0624498
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11 Pennsylvania Plaza, New York, New York	10001
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 465-6400

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	MSGN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

An investor presentation containing information relating to the proposed transaction between MSG Networks Inc. (“MSG Networks”) and Madison Square Garden Entertainment Corp. (“MSG Entertainment”) is attached hereto as Exhibit 99.1 to this Current Report and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Registrant under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filings.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between MSG Entertainment and MSG Networks. In connection with the proposed transaction, MSG Entertainment and MSG Networks filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on May 6, 2021 that includes a preliminary joint proxy statement of MSG Entertainment and MSG Networks that also constitutes a prospectus of MSG Entertainment. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. MSG Entertainment and MSG Networks also intend to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the preliminary joint proxy statement/prospectus, Form S-4 or any other document which MSG Entertainment or MSG Networks may file with the SEC. INVESTORS AND SECURITY HOLDERS OF MSG ENTERTAINMENT AND MSG NETWORKS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Form S-4 and the preliminary joint proxy statement/prospectus and other documents filed with the SEC by MSG Entertainment and MSG Networks from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by MSG Entertainment will be made available free of charge on MSG Entertainment’s investor relations website at http://investor.msgentertainment.com. Copies of documents filed with the SEC by MSG Networks will be made available free of charge on MSG Networks’ investor relations website at http://investor.msgnetworks.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

MSG Entertainment, MSG Networks and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MSG Entertainment and MSG Networks securities in respect of the proposed transaction under the rules of the SEC. Information regarding MSG Entertainment’s directors and executive officers is available in MSG Entertainment’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 27, 2020. Information regarding MSG Networks’ directors and executive officers is available in MSG Networks’ proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 21, 2020. Investors may obtain additional information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, in the Form S-4 and preliminary joint proxy statement/prospectus regarding the proposed transaction, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC by MSG Entertainment and MSG Networks. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. These documents will be available free of charge from the sources indicated above.

Forward-Looking Statements

This document contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. However, the absence of these words does not mean that the statements are not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and actual results, developments and events may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, the following factors: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; MSG Entertainment’s and MSG Networks’ ability to effectively manage the impacts of the COVID-19 pandemic and the actions taken in response by governmental authorities and certain professional sports leagues; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with respect to the proposed transaction between MSG Entertainment and MSG Networks or otherwise cause the transaction not to occur; the risk that the conditions to the closing of the proposed transaction between MSG Entertainment and MSG Networks may not be satisfied or waived, including the risk that required approvals from the stockholders of MSG Entertainment and MSG Networks, regulatory clearances and other approvals are not obtained; the risk that the anticipated tax treatment of the proposed transaction between MSG Entertainment and MSG Networks is not obtained; potential litigation relating to the proposed transaction between MSG Entertainment and MSG Networks; uncertainties as to the timing of the consummation of the proposed transaction between MSG Entertainment and MSG Networks; the risk that the proposed transaction disrupts the current business plans and operations of MSG Entertainment or MSG Networks; the ability of MSG Entertainment and MSG Networks to retain and hire key personnel; unexpected costs, charges or expenses resulting from the proposed transaction; potential adverse reactions or changes to the business relationships of MSG Entertainment and MSG Networks resulting from the announcement, pendency or completion of the proposed transaction; financial community and rating agency perceptions of each of MSG Entertainment and MSG Networks and its business, operations, financial condition and the industry in which it operates; strategic or financial benefits or opportunities if the merger is completed; the impact of the merger on the liquidity position or financial flexibility and other potential impacts of the proposed transaction; opportunities related to mobile sports gaming or growth initiatives; strategic or financial benefits or opportunities if the merger is completed; the impact of the merger on the liquidity position or financial flexibility and other potential impacts of the proposed transaction; opportunities related to sports gaming or growth initiatives; and the potential impact of general economic, political and market factors on MSG Entertainment and MSG Networks or the proposed transaction. These risks, as well as other risks associated with the proposed transaction between MSG Entertainment and MSG Networks, are more fully discussed in the preliminary joint proxy statement/prospectus that are included in the registration statement on Form S-4 that was filed with the SEC in connection with the proposed transaction, and will be discussed in the definitive joint proxy statement/prospectus if and when it becomes available. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

In addition, future performance and actual results are subject to other risks and uncertainties that relate more broadly to MSG Entertainment’s and MSG Networks’ overall business and financial condition, including those more fully described in MSG Entertainment’s and MSG Networks’ filings with the SEC including their respective Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other SEC filings, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. Forward-looking statements speak only as of the date made, and MSG Entertainment and MSG Networks each disclaim any obligation to update or revise any forward-looking statements except as required by applicable law.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Investor Presentation dated May 7, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSG NETWORKS INC. (Registrant)

By:	/s/ Bret Richter
	Name:	Bret Richter
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Dated: May 7, 2021

Exhibit 99.1 MAY 2021Exhibit 99.1 MAY 2021

TRANSACTION AT A GLANCE • MSG Entertainment would acquire MSG Networks in an all-stock, fixed exchange ratio transaction • MSG Networks shareholders would receive 0.172 shares of MSG Entertainment stock for each share of MSG Networks • Terms were exclusively negotiated by independent Special Committees of the Boards of each company • The independent Special Committees of each company recommended the transaction to their respective Boards and it was unanimously approved by the Board of Directors of each company • Merger expected to be completed during the third quarter of calendar 2021 TRANSACTION CREATES STRATEGIC AND FINANCIAL BENEFITS FOR BOTH COMPANIES 2TRANSACTION AT A GLANCE • MSG Entertainment would acquire MSG Networks in an all-stock, fixed exchange ratio transaction • MSG Networks shareholders would receive 0.172 shares of MSG Entertainment stock for each share of MSG Networks • Terms were exclusively negotiated by independent Special Committees of the Boards of each company • The independent Special Committees of each company recommended the transaction to their respective Boards and it was unanimously approved by the Board of Directors of each company • Merger expected to be completed during the third quarter of calendar 2021 TRANSACTION CREATES STRATEGIC AND FINANCIAL BENEFITS FOR BOTH COMPANIES 2

# FOCUSED ON CREATING LONG-TERM SHAREHOLDER VALUE

**Since the spin-off of The Madison Square Garden Company from Cablevision Systems Corporation in 2010, the MSG companies have created shareholder returns which have outpaced the S&P 500 through:**

- Focus on Operations
- Investment in Core Assets
- Spin-Offs
- Acquisitions
- Asset Sales
- Share Repurchases

**TOTAL SHAREHOLDER RETURN[1]**

FEBRUARY 10, 2010-APRIL 30, 2021


MSG
515%
S&P 500
359%

[1]TOTAL RETURN ASSUMING A SHAREHOLDER INVESTED IN THE MADISON SQUARE GARDEN COMPANY UPON ITS SPIN-OFF FROM CABLEVISION ON FEBRUARY 9, 2010 AND RETAINED OWNERSHIP OF MSG, MSGN, MSGS AND MSGE FOLLOWING SUBSEQUENT SPIN-OFFS IN 2015 AND 2020

3

MSG Entertainment and MSG Networks A leading entertainment and media company Portfolio of marquee assets and brands Transaction Creates Strategic Advantages and Financial Benefits Powerful platform would feature linear networks, venues and digital assets Meaningful tax efficiencies and cost savings, along with enhanced flexibility for growth MSG Sphere – A Game-Changing Strategy for Growth State-of-the-art venues to disrupt live entertainment Las Vegas lays foundation for future venue expansion 4MSG Entertainment and MSG Networks A leading entertainment and media company Portfolio of marquee assets and brands Transaction Creates Strategic Advantages and Financial Benefits Powerful platform would feature linear networks, venues and digital assets Meaningful tax efficiencies and cost savings, along with enhanced flexibility for growth MSG Sphere – A Game-Changing Strategy for Growth State-of-the-art venues to disrupt live entertainment Las Vegas lays foundation for future venue expansion 4

MERGER CREATES A LEADING ENTERTAINMENT AND MEDIA COMPANY MSG ENTERTAINMENT MSG NETWORKS 5MERGER CREATES A LEADING ENTERTAINMENT AND MEDIA COMPANY MSG ENTERTAINMENT MSG NETWORKS 5

# MSG ENTERTAINMENT

PORTFOLIO OF MARQUEE ASSETS AND BRANDS

## "THE WORLD'S MOST FAMOUS ARENA"

- #1 grossing venue of its size in the world[1]
- 35-year license agreements with NY Knicks and Rangers

## LIVE ENTERTAINMENT AND SPORTS BOOKINGS

- Strong industry relationships and track record
- ~4.8 million people at ~800 live events[2]

## THE CHRISTMAS SPECTACULAR STARRING THE RADIO CITY ROCKETTES

- 87 years at Radio City Music Hall[3]
- ~1 million people at ~200 shows annually[4]


CHICAGO
WELCOME TO THE CHICAGO THEATRE
MUSIC HALL
RADIO CITY
MUSIC HALL

[1]BILLBOARD MAGAZINE AS OF MID-YEAR 2020; [2]FISCAL 2019 EVENT COUNT. EXCLUDES THE FORUM, WHICH WAS SOLD IN MAY 2020, AND THE CHRISTMAS SPECTACULAR; [3]CY 2020 HOLIDAY SEASON CHRISTMAS SPECTAULAR CANCELLED DUE TO IMPACT OF COVID-19; [4]AVERAGE ANNUAL VISITATION AND EVENT COUNT FROM FISCAL YEAR 2011-2020

6

# MSG NETWORKS

AWARD-WINNING, INNOVATIVE CONTENT WITH MULTI-PLATFORM DISTRIBUTION



## MSG NETWORK AND MSG+

- ~5.6 million viewing subscribers[1] across #1 DMA – NY – and other portions of NJ, CT, PA and NY

## 2 COMPLEMENTARY DIGITAL APPS

- MSG GO and MSG Networks Pick'Em

## LONG-STANDING DISTRIBUTION RELATIONSHIPS

- With traditional and virtual MVPDs

## 'MUST-HAVE' LOCAL SPORTS PROGRAMMING

- Regional home to 9 sports franchises
- ~400 live sports telecasts for 7 professional teams each year[2]

## LONG-TERM EXCLUSIVE MEDIA RIGHTS DEALS

- 14 years remaining with NY Knicks and Rangers

[1]AVERAGE OF MSG NETWORKS AND MSG+ VIEWING SUBSCRIBERS AS OF FEBRUARY 2021
[2]REPRESENTS FISCAL 2019 NUMBER OF PROFESSIONAL TEAM TELECASTS

7

# TAO GROUP HOSPITALITY

A GLOBAL PORTFOLIO OF WORLD-RENOWNED ENTERTAINMENT, DINING AND HOSPITALITY BRANDS

## 61 VENUES IN 22 MARKETS ACROSS FIVE CONTINENTS

ESTABLISHED PRESENCE IN NEW YORK, LAS VEGAS AND LONDON

TAO

AVENUE

HAKKASAN

Ling Ling

MARQUEE

Cathédrale RESTAURANT

HAKKASAN

JEWEL NIGHTCLUB

LAVO RESTAURANT • NIGHTCLUB

KOMA

OMNIA DAYCLUB • NIGHTCLUB

CASA CALAVERA

BEAUTY & ESSEX RESTAURANT • LOUNGE • PAWN SHOP

PHD TERRACE

唐茶苑 YAUATCHA

searsucker



THROUGH ITS CONTROLLING INTEREST IN TAO GROUP HOSPITALITY, MSG ENTERTAINMENT INDIRECTLY OWNS 63% OF THE NEWLY COMBINED (TAO GROUP HOSPITALITY / HAKKASAN GROUP) COMPANY

8

MSG Entertainment and MSG Networks A leading entertainment and media company Portfolio of marquee assets and brands Transaction Creates Strategic Advantages and Financial Benefits Powerful platform would feature linear networks, venues and digital assets Meaningful tax efficiencies and cost savings, along with enhanced flexibility for growth MSG Sphere – A Game-Changing Strategy for Growth State-of-the-art venues to disrupt live entertainment Las Vegas lays foundation for future venue expansion 9MSG Entertainment and MSG Networks A leading entertainment and media company Portfolio of marquee assets and brands Transaction Creates Strategic Advantages and Financial Benefits Powerful platform would feature linear networks, venues and digital assets Meaningful tax efficiencies and cost savings, along with enhanced flexibility for growth MSG Sphere – A Game-Changing Strategy for Growth State-of-the-art venues to disrupt live entertainment Las Vegas lays foundation for future venue expansion 9

# COMBINED COMPANY'S PORTFOLIO WOULD CREATE STRATEGIC ADVANTAGE

POWERFUL PLATFORM WOULD FEATURE LINEAR NETWORKS, VENUES AND DIGITAL ASSETS

- Collective data would deliver enhanced customer insights
  - Drives utilization and engagement of existing offerings
  - Helps provide roadmap for creation of new products and services
- Strong presence in New York market would create compelling platform for potential mobile sports gaming partners


MSG
NEW YORK
DELTA MSG STUDIOS
DELTA MSG STUDIOS
MSG

**8.0 MILLION**
GUESTS ACROSS NYC VENUES[1]

**~5.6 MILLION**
MSG NETWORKS VIEWING SUBSCRIBERS[2]

**8.6+ MILLION**
EMAIL DATABASE ACROSS ASSETS

[1]INCLUDES FISCAL 2019 ATTENDANCE AT MADISON SQUARE GARDEN ARENA, RADIO CITY MUSIC HALL, HULU THEATER, BEACON THEATRE AND TAO GROUP HOSPITALITY PROPERTIES IN NEW YORK DMA
[2]AVERAGE OF MSG NETWORKS AND MSG+ VIEWING SUBSCRIBERS AS OF FEBRUARY 2021

10

# COMBINATION AMPLIFIES SCALE AND REVENUE DIVERSITY

RESULTS IN SIGNIFICANT CONTRACTUAL REVENUE

FISCAL 2019
PRO FORMA REVENUE[1,2]
~$1.75B


SPONSORSHIP, SIGNAGE, SUITES & AD COMMISSIONS 12%
CHRISTMAS SPECTACULAR 7%
EVENT-RELATED[2,3] 24%
MSG NETWORKS (PRIMARILY AFFILIATE FEES) 41%
TAO GROUP HOSPITALITY 14%
OTHER 1%

[1] PRO FORMA FOR SALE OF THE FORUM AND SPIN-OFF FROM MSG SPORTS; EXCLUDES TAO GROUP HOSPITALITY'S ACQUISITION OF HAKKASAN GROUP
[2] INCLUDES $30M OF NON-CASH VENUE LICENSE REVENUES FROM MSG SPORTS' ARENA LICENSE AGREEMENTS
[3] INCLUDES TICKETING AND VENUE LICENSE FEE REVENUE, FOOD, BEVERAGE AND MERCHANDISE REVENUES FOR ALL EVENTS EXCLUDING THE CHRISTMAS SPECTACULAR

11

# TRANSACTION DELIVERS SUBSTANTIAL VALUE FOR ALL SHAREHOLDERS

NPV OF SAVINGS REPRESENTS SIGNIFICANT % OF MSG NETWORKS' MARKET CAPITALIZATION

**SIGNIFICANT TAX BENEFITS**

- More efficient use of MSG Entertainment's tax attributes with MSG Networks' near-term cash flow
  - ~$350M in federal NOLs as of March 31, 2021
  - Expect to accelerate depreciation on ~35% of MSG Sphere at The Venetian's capital expenditures in CY23

**COST SYNERGIES**

- Anticipate annual cost savings primarily related to public company costs

**POTENTIAL INTEREST SAVINGS**

- MSG Networks' cash balance and free cash flow facilitates refinancing and reduction of MSGE debt, driving potential interest expense savings
- $650 million term loan at MSG Entertainment subsidiary placed in November 2020 amidst COVID-19 pandemic
  - Currently bears interest at a rate of 7.0% and first callable in May 2022

ESTIMATED NET PRESENT VALUE (NPV) OF SAVINGS

**~$200 MILLION[1]**

[1]ASSUMES DISCOUNT RATE OF 9%. NPV VALUES ARE NET OF ONE-TIME TRANSACTION COSTS. INCLUDES IMPACT OF INTEREST SAVINGS WHICH ASSUMES ABILITY TO USE MSG NETWORKS CASH ON HAND AND FISCAL 2022 FREE CASH FLOW TO CALL EXISTING MSG ENTERTAINMENT TERM LOAN AND IMPLEMENT A NEW BANK LOAN WITH SUBSTANTIALLY REDUCED PRINCIPAL AS WELL AS REDUCED INTEREST RATE

12

# COMBINING STRONG CASH FLOW AND COMPELLING OPPORTUNITIES

ENHANCED FLEXIBILITY TO EXPLORE AVENUES FOR GROWTH IN ENTERTAINMENT AND MEDIA

MSG NETWORKS

**ESTABLISHED ASSET PORTFOLIO WITH LIMITED INVESTMENT OPPORTUNITIES**

FY2016-2020 free cash flow used primarily for share repurchases and debt paydown

**SIGNIFICANT FREE CASH FLOW**

MADISON SQUARE GARDEN ENTERTAINMENT

**STRONG INVESTMENT TRACK RECORD**

$1 billion Transformation of The Garden

$125 million purchase and renovation of The Forum

*Double digit post-tax returns for both*

**COMPELLING GROWTH OPPORTUNITIES**

**BETTER POSITIONED TO CAPITALIZE ON CURRENT AND FUTURE GROWTH INITIATIVES**

13

MSG Entertainment and MSG Networks A leading entertainment and media company Portfolio of marquee assets and brands Transaction Creates Strategic Advantages and Financial Benefits Powerful platform would feature linear networks, venues and digital assets Meaningful tax efficiencies and cost savings, along with enhanced flexibility for growth MSG Sphere – A Game-Changing Strategy for Growth State-of-the-art venues to disrupt live entertainment Las Vegas lays foundation for future venue expansion 14MSG Entertainment and MSG Networks A leading entertainment and media company Portfolio of marquee assets and brands Transaction Creates Strategic Advantages and Financial Benefits Powerful platform would feature linear networks, venues and digital assets Meaningful tax efficiencies and cost savings, along with enhanced flexibility for growth MSG Sphere – A Game-Changing Strategy for Growth State-of-the-art venues to disrupt live entertainment Las Vegas lays foundation for future venue expansion 14

MSG SPHERE – THE NEXT CHAPTER OF GROWTH A DISRUPTIVE FORCE IN LIVE ENTERTAINMENT Traditional Venue Model • Limited utilization: typically no more than 1 event a day (at best) • No participation in content owner economics MSG Sphere • Will use advanced technologies to create original attractions • Can play multiple times a day, year round • Venue of choice for wide variety of content • Expected to be one of the most highly utilized venues in the world LAS VEGAS LAYS FOUNDATION FOR FUTURE EXPANSION • First MSG Sphere expected to open in Las Vegas in CY2023 • Developing expertise and IP across design, construction, technology and content • Expect to leverage this upfront investment across broader network • Plan to target capital light opportunities (franchise model) for future MSG Spheres 15MSG SPHERE – THE NEXT CHAPTER OF GROWTH A DISRUPTIVE FORCE IN LIVE ENTERTAINMENT Traditional Venue Model • Limited utilization: typically no more than 1 event a day (at best) • No participation in content owner economics MSG Sphere • Will use advanced technologies to create original attractions • Can play multiple times a day, year round • Venue of choice for wide variety of content • Expected to be one of the most highly utilized venues in the world LAS VEGAS LAYS FOUNDATION FOR FUTURE EXPANSION • First MSG Sphere expected to open in Las Vegas in CY2023 • Developing expertise and IP across design, construction, technology and content • Expect to leverage this upfront investment across broader network • Plan to target capital light opportunities (franchise model) for future MSG Spheres 15

# THE PERFECT DEBUT MARKET

A WINNING COMBINATION WILL HELP DRIVE SUCCESS

## MSG SPHERE AT THE VENETIAN

- Debut venue currently under construction in Las Vegas
- 17,500 seat venue will be the world's largest spherical structure

## A GLOBAL ENTERTAINMENT MARKET

- 42+ million Las Vegas visitors per year[1]
- 6.6 million annual attendees at 20,000+ conventions[2]

## VALUABLE PARTNERSHIPS

- Las Vegas Sands brings 3 decades of experience
- Tao Group Hospitality has 13 properties and 15 years in the market

## PRIME LOCATION

- 1 block from the Las Vegas Strip
- Connected to the Sands Expo Center | Adjacent to The Venetian Resort



SOURCE: LAS VEGAS CONVENTION AND VISITORS AUTHORITY, TAO GROUP HOSPITALITY, LAS VEGAS REVIEW JOURNAL
[1] ~42 MILLION+ VISITORS PER YEAR FROM 2015-2019 ACCORDING TO LAS VEGAS CONVENTION AND VISITORS AUTHORITY
[2] NUMBER OF CONVENTION ATTENDEES AND CONVENTIONS IN 2019 ACCORDING TO LAS VEGAS CONVENTION AND VISITORS AUTHORITY

16

# A VENUE FOR THE NEXT GENERATION OF EXPERIENCES

CUTTING-EDGE TECHNOLOGIES THAT ENABLE MULTI-SENSORY ENVIRONMENTS

## LARGEST HIGHEST RESOLUTION LED DISPLAY ON EARTH

- 160,000+ square foot display inside the bowl
- Bigger than 3 football fields

## CRYSTAL-CLEAR SOUND ENVELOPS AUDIENCE

- World's largest beam forming audio system provides unique directional listening experience

## 4D TECHNOLOGIES

- Immersive seats with infrasound haptic system

## HYPER CONNECTIVITY

- 25+ megabits per second for every guest
- Broader range of content and greater interaction



17

# VENUE OF CHOICE FOR A WIDE VARIETY OF EVENTS

A POWERFUL PARTNER FOR ARTISTS & ATHLETES TO CREATE CAPTIVATING CONTENT

## ORIGINAL ATTRACTIONS



**FULLY IMMERSIVE EXPERIENCES**

Advanced technologies take storytelling to an entirely new level

## RESIDENCIES



**LEGENDARY PERFORMANCES**

Forging new connections between artists, fans and content

## SELECT SPORTING EVENTS



**ULTIMATE STAGE FOR COMPETITION**

Fresh perspective for eSports, boxing, mixed martial arts and wrestling

18

# A PLATFORM TO PROPEL BRANDS

UNPARALLELED PARTNERSHIP OPPORTUNITIES IN A VENUE THAT WILL INVITE ENGAGEMENT

## CORPORATE EVENTS



Powerful stage for product launches, meetings and award shows

## MARKETING PARTNERSHIPS


DELTA

Game-changing platform includes fully programmable, 580,000 sq. ft. LED exterior

USE OF DELTA AIR LINES LOGO FOR ILLUSTRATIVE PURPOSES ONLY

19

MSG Entertainment and MSG Networks A leading entertainment and media company Portfolio of marquee assets and brands Transaction Creates Strategic Advantages and Financial Benefits Powerful platform would feature linear networks, venues and digital assets Meaningful tax efficiencies and cost savings, along with enhanced flexibility for growth MSG Sphere – A Game-Changing Strategy for Growth State-of-the-art venues to disrupt live entertainment Las Vegas lays foundation for future venue expansion 20MSG Entertainment and MSG Networks A leading entertainment and media company Portfolio of marquee assets and brands Transaction Creates Strategic Advantages and Financial Benefits Powerful platform would feature linear networks, venues and digital assets Meaningful tax efficiencies and cost savings, along with enhanced flexibility for growth MSG Sphere – A Game-Changing Strategy for Growth State-of-the-art venues to disrupt live entertainment Las Vegas lays foundation for future venue expansion 20

ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the proposed transaction between MSG Entertainment and MSG Networks. In connection with the proposed transaction, MSG Entertainment and MSG Networks filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on May 6, 2021 that includes a preliminary joint proxy statement of MSG Entertainment and MSG Networks that also constitutes a prospectus of MSG Entertainment. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. MSG Entertainment and MSG Networks also intend to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the preliminary joint proxy statement/prospectus, Form S-4 or any other document which MSG Entertainment or MSG Networks may file with the SEC. INVESTORS AND SECURITY HOLDERS OF MSG ENTERTAINMENT AND MSG NETWORKS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Form S-4 and the preliminary joint proxy statement/prospectus and other documents filed with the SEC by MSG Entertainment and MSG Networks from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by MSG Entertainment will be made available free of charge on MSG Entertainment’s investor relations website at http://investor.msgentertainment.com. Copies of documents filed with the SEC by MSG Networks will be made available free of charge on MSG Networks’ investor relations website at http://investor.msgnetworks.com. NO OFFER OR SOLICITATION This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. PARTICIPANTS IN THE SOLICITATION MSG Entertainment, MSG Networks and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MSG Entertainment and MSG Networks securities in respect of the proposed transaction under the rules of the SEC. Information regarding MSG Entertainment’s directors and executive officers is available in MSG Entertainment’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 27, 2020. Information regarding MSG Networks’ directors and executive officers is available in MSG Networks’ proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 21, 2020. Investors may obtain additional information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, in the Form S-4 and preliminary joint proxy statement/prospectus regarding the proposed transaction, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC by MSG Entertainment and MSG Networks. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. These documents will be available free of charge from the sources indicated above. 21ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the proposed transaction between MSG Entertainment and MSG Networks. In connection with the proposed transaction, MSG Entertainment and MSG Networks filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on May 6, 2021 that includes a preliminary joint proxy statement of MSG Entertainment and MSG Networks that also constitutes a prospectus of MSG Entertainment. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. MSG Entertainment and MSG Networks also intend to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the preliminary joint proxy statement/prospectus, Form S-4 or any other document which MSG Entertainment or MSG Networks may file with the SEC. INVESTORS AND SECURITY HOLDERS OF MSG ENTERTAINMENT AND MSG NETWORKS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the Form S-4 and the preliminary joint proxy statement/prospectus and other documents filed with the SEC by MSG Entertainment and MSG Networks from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by MSG Entertainment will be made available free of charge on MSG Entertainment’s investor relations website at http://investor.msgentertainment.com. Copies of documents filed with the SEC by MSG Networks will be made available free of charge on MSG Networks’ investor relations website at http://investor.msgnetworks.com. NO OFFER OR SOLICITATION This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. PARTICIPANTS IN THE SOLICITATION MSG Entertainment, MSG Networks and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MSG Entertainment and MSG Networks securities in respect of the proposed transaction under the rules of the SEC. Information regarding MSG Entertainment’s directors and executive officers is available in MSG Entertainment’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 27, 2020. Information regarding MSG Networks’ directors and executive officers is available in MSG Networks’ proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on October 21, 2020. Investors may obtain additional information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, in the Form S-4 and preliminary joint proxy statement/prospectus regarding the proposed transaction, including any amendments thereto, as well as the definitive joint proxy statement/prospectus if and when it becomes available and other relevant materials to be filed with the SEC by MSG Entertainment and MSG Networks. Investors should read the preliminary joint proxy statement/prospectus, and the definitive joint proxy statement/prospectus if and when it becomes available, carefully before making any voting or investment decisions. These documents will be available free of charge from the sources indicated above. 21

FORWARD-LOOKING STATEMENTS This document contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descr iptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. Any such forwa rd-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and actual results, developments and events may differ mat erially from those in the forward-looking statements as a result of various factors, including, but not limited to, the following factors: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individ uals or government policies or actions to maintain the functioning of national or global economies and markets; MSG Entertainment’s and MSG Networks’ abilit y to effectively manage the impacts of the COVID-19 pandemic and the actions taken in response by governmental authorities and certain professional sports leagues; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with respect to the proposed transaction between MSG Entertainment and MSG Networks or otherwise cause the transaction not to occur; the risk that the conditions to the closing of the proposed transac tion between MSG Entertainment and MSG Networks may not be satisfied or waived, including the risk that required approvals from the stockholders of MSG Entertainmen t and MSG Networks, regulatory clearances and other approvals are not obtained; the risk that the anticipated tax treatment of the proposed transaction betw een MSG Entertainment and MSG Networks is not obtained; potential litigation relating to the proposed transaction between MSG Entertainment and MSG Network s; uncertainties as to the timing of the consummation of the proposed transaction between MSG Entertainment and MSG Networks; the risk that the proposed transaction d isrupts the current business plans and operations of MSG Entertainment or MSG Networks; the ability of MSG Entertainment and MSG Networks to retain and hire key personnel; unexpected costs, charges or expenses resulting from the proposed transaction; potential adverse reactions or changes to the business relationships of MSG Entertainment and MSG Networks resulting from the announcement, pendency or completion of the proposed transaction; financial community and rating agency pe rceptions of each of MSG Entertainment and MSG Networks and its business, operations, financial condition and the industry in which it operates; and t he potential impact of general economic, political and market factors on MSG Entertainment and MSG Networks or the proposed transaction. These risks, as well as othe r risks associated with the proposed transaction between MSG Entertainment and MSG Networks, are more fully discussed in the preliminary joint proxy statement/pro spectus that are included in the registration statement on Form S-4 that was filed with the SEC in connection with the proposed transaction, and will be discusse d in the definitive joint proxy statement/prospectus if and when it becomes available. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors. In addition, future performance and actual results are subject to other risks and uncertainties that relate more broadly to M SG Entertainment’s and MSG Networks’ overall business and financial condition, including those more fully described in MSG Entertainment’s and MSG Networks’ filin gs with the SEC including their respective Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other SEC filings, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. Forward -looking statements speak only as of the date made, and MSG Entertainment and MSG Networks each disclaim any obligation to update or revise any forward-looking statements except as required by applicable law. 22FORWARD-LOOKING STATEMENTS This document contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descr iptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. Any such forwa rd-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and actual results, developments and events may differ mat erially from those in the forward-looking statements as a result of various factors, including, but not limited to, the following factors: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individ uals or government policies or actions to maintain the functioning of national or global economies and markets; MSG Entertainment’s and MSG Networks’ abilit y to effectively manage the impacts of the COVID-19 pandemic and the actions taken in response by governmental authorities and certain professional sports leagues; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with respect to the proposed transaction between MSG Entertainment and MSG Networks or otherwise cause the transaction not to occur; the risk that the conditions to the closing of the proposed transac tion between MSG Entertainment and MSG Networks may not be satisfied or waived, including the risk that required approvals from the stockholders of MSG Entertainmen t and MSG Networks, regulatory clearances and other approvals are not obtained; the risk that the anticipated tax treatment of the proposed transaction betw een MSG Entertainment and MSG Networks is not obtained; potential litigation relating to the proposed transaction between MSG Entertainment and MSG Network s; uncertainties as to the timing of the consummation of the proposed transaction between MSG Entertainment and MSG Networks; the risk that the proposed transaction d isrupts the current business plans and operations of MSG Entertainment or MSG Networks; the ability of MSG Entertainment and MSG Networks to retain and hire key personnel; unexpected costs, charges or expenses resulting from the proposed transaction; potential adverse reactions or changes to the business relationships of MSG Entertainment and MSG Networks resulting from the announcement, pendency or completion of the proposed transaction; financial community and rating agency pe rceptions of each of MSG Entertainment and MSG Networks and its business, operations, financial condition and the industry in which it operates; and t he potential impact of general economic, political and market factors on MSG Entertainment and MSG Networks or the proposed transaction. These risks, as well as othe r risks associated with the proposed transaction between MSG Entertainment and MSG Networks, are more fully discussed in the preliminary joint proxy statement/pro spectus that are included in the registration statement on Form S-4 that was filed with the SEC in connection with the proposed transaction, and will be discusse d in the definitive joint proxy statement/prospectus if and when it becomes available. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors. In addition, future performance and actual results are subject to other risks and uncertainties that relate more broadly to M SG Entertainment’s and MSG Networks’ overall business and financial condition, including those more fully described in MSG Entertainment’s and MSG Networks’ filin gs with the SEC including their respective Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other SEC filings, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. Forward -looking statements speak only as of the date made, and MSG Entertainment and MSG Networks each disclaim any obligation to update or revise any forward-looking statements except as required by applicable law. 22

NON-GAAP FINANCIAL MEASURES FOR MSG ENTERTAINMENT We define adjusted operating income (loss), which is a non-GAAP financial measure, as operating income (loss) before (i) adjustments to remove the impact of non- cash straight-line leasing revenue associated with the arena license agreements with Madison Square Garden Sports Corp. (“MSG Sp orts”), (ii) depreciation, amortization and impairments of property and equipment, goodwill and other intangible assets, (iii) amortization for capitali zed cloud computing arrangement costs, (iv) share-based compensation expense or benefit, (v) restructuring charges or credits, and (vi) gains or losses on sales or dis positions of businesses and associated settlements. In addition to excluding the impact of the items discussed above, the impact of purchase accounting adjustments related to business acquisitions is also excluded in evaluating the Company’s consolidated adjusted operating income (loss). We believe that the exclusion of share -based compensation expense or benefit allows investors to better track the performance of the various operating units of our business without regard to the settlement of an obligation that is not expected to be made in cash. We believe that given the length of the arena license agreements and resulting magnitude of the difference in leasing revenue recognized and cash revenue received, the exclusion of non-cash leasing revenue provides investors with a clearer picture of the Company's operating performance. We believe AOI is an appropriate measure for evaluating the operating performance of the Company. AOI and similar measures with similar titles are common performance measures used by investors and analysts to analyze our performance. Internally, we use revenues and AOI me asures as the most important indicators of our business performance, and evaluate management’s effectiveness with specific reference to these indicators. AOI should be viewed as a supplement to and not a substitute for operating income (loss), net income (loss), cash flows from operating activities, and other measures of performance and/or liquidity presented in accordance with U.S. generally accepted accounting principles ( GAAP ). Since AOI is not a measure of performance calculated in accordance with GAAP, this measure may not be comparable to similar measures with similar titles used by other companies. NON-GAAP FINANCIAL MEASURES FOR MSG NETWORKS We define adjusted operating income, which is a non-GAAP financial measure, as operating income before 1) depreciation, amortization and impairments of property and equipment and intangible assets, 2) share-based compensation expense or benefit, 3) restructuring charges or credits and 4) gains or losses on sales or dispositions of businesses. Because it is based upon operating income, adjusted operating income also excludes interest expe nse (including cash interest expense) and other non-operating income and expense items. We believe that the exclusion of share-based compensation expense or benefit allows investors to better track the performance of the Company without regard to the settlement of an obligation that is not expected to be made in cash. We believe adjusted operating income is an appropriate measure for evaluating the operating performance of our Company. Adjusted operating income and similar mea sures with similar titles are common performance measures used by investors and analysts to analyze our performance. Internally, we use revenues and adjust ed operating income measures as the most important indicators of our business performance, and evaluate management’s effectiveness with specific reference to these indicators. Adjusted operating income should be viewed as a supplement to and not a substitute for operating income, net income, cash flows from o perating activities, and other measures of performance and/or liquidity presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Since adjusted operating income is not a measure of performance calculated in accordance with GAAP, this measure may not be comparable to similar measures wi th similar titles used by other companies. The Company defines Free Cash Flow (“Free Cash Flow”), which is a non-GAAP financial measure, as net cash provided by operating activities less capital expenditures, both of which are reported in our Consolidated Statement of Cash Flows. The Company believes the most comparable GAAP financial measure is net cash provided by operating activities. The Company believes that Free Cash Flow is useful as an indicator of i ts overall ability to generate liquidity, as the amount of Free Cash Flow generated in any period is representative of cash that is generated for debt repayment, investme nt, and other discretionary and non- discretionary cash uses. The Company also believes that Free Cash Flow is one of several benchmarks used by analysts and inve stors for comparison of the Company’s generation of liquidity with other companies in the industry, although the Company’s measure of Free Cash Flow may not be directly comparable to similar measures reported by other companies. 23NON-GAAP FINANCIAL MEASURES FOR MSG ENTERTAINMENT We define adjusted operating income (loss), which is a non-GAAP financial measure, as operating income (loss) before (i) adjustments to remove the impact of non- cash straight-line leasing revenue associated with the arena license agreements with Madison Square Garden Sports Corp. (“MSG Sp orts”), (ii) depreciation, amortization and impairments of property and equipment, goodwill and other intangible assets, (iii) amortization for capitali zed cloud computing arrangement costs, (iv) share-based compensation expense or benefit, (v) restructuring charges or credits, and (vi) gains or losses on sales or dis positions of businesses and associated settlements. In addition to excluding the impact of the items discussed above, the impact of purchase accounting adjustments related to business acquisitions is also excluded in evaluating the Company’s consolidated adjusted operating income (loss). We believe that the exclusion of share -based compensation expense or benefit allows investors to better track the performance of the various operating units of our business without regard to the settlement of an obligation that is not expected to be made in cash. We believe that given the length of the arena license agreements and resulting magnitude of the difference in leasing revenue recognized and cash revenue received, the exclusion of non-cash leasing revenue provides investors with a clearer picture of the Company's operating performance. We believe AOI is an appropriate measure for evaluating the operating performance of the Company. AOI and similar measures with similar titles are common performance measures used by investors and analysts to analyze our performance. Internally, we use revenues and AOI me asures as the most important indicators of our business performance, and evaluate management’s effectiveness with specific reference to these indicators. AOI should be viewed as a supplement to and not a substitute for operating income (loss), net income (loss), cash flows from operating activities, and other measures of performance and/or liquidity presented in accordance with U.S. generally accepted accounting principles ( GAAP ). Since AOI is not a measure of performance calculated in accordance with GAAP, this measure may not be comparable to similar measures with similar titles used by other companies. NON-GAAP FINANCIAL MEASURES FOR MSG NETWORKS We define adjusted operating income, which is a non-GAAP financial measure, as operating income before 1) depreciation, amortization and impairments of property and equipment and intangible assets, 2) share-based compensation expense or benefit, 3) restructuring charges or credits and 4) gains or losses on sales or dispositions of businesses. Because it is based upon operating income, adjusted operating income also excludes interest expe nse (including cash interest expense) and other non-operating income and expense items. We believe that the exclusion of share-based compensation expense or benefit allows investors to better track the performance of the Company without regard to the settlement of an obligation that is not expected to be made in cash. We believe adjusted operating income is an appropriate measure for evaluating the operating performance of our Company. Adjusted operating income and similar mea sures with similar titles are common performance measures used by investors and analysts to analyze our performance. Internally, we use revenues and adjust ed operating income measures as the most important indicators of our business performance, and evaluate management’s effectiveness with specific reference to these indicators. Adjusted operating income should be viewed as a supplement to and not a substitute for operating income, net income, cash flows from o perating activities, and other measures of performance and/or liquidity presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Since adjusted operating income is not a measure of performance calculated in accordance with GAAP, this measure may not be comparable to similar measures wi th similar titles used by other companies. The Company defines Free Cash Flow (“Free Cash Flow”), which is a non-GAAP financial measure, as net cash provided by operating activities less capital expenditures, both of which are reported in our Consolidated Statement of Cash Flows. The Company believes the most comparable GAAP financial measure is net cash provided by operating activities. The Company believes that Free Cash Flow is useful as an indicator of i ts overall ability to generate liquidity, as the amount of Free Cash Flow generated in any period is representative of cash that is generated for debt repayment, investme nt, and other discretionary and non- discretionary cash uses. The Company also believes that Free Cash Flow is one of several benchmarks used by analysts and inve stors for comparison of the Company’s generation of liquidity with other companies in the industry, although the Company’s measure of Free Cash Flow may not be directly comparable to similar measures reported by other companies. 23

2424